THE BANK OF NEW YORK

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

May 14, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Paul M. Dudek, Office of  International Corporate Finance, Division of Corporation Finance

RE:

Registration Statement on Form F-6 filed on behalf of Telemar Participações S.A.

(File No. 333-137760) (the “Registration Statement”)

Ladies and Gentlemen:

The Bank of New York, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing common shares (the “Shares”) of Telemar Participações S.A. (the “Company”), hereby applies to withdraw the above referenced Registration Statement, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Registration Statement are as follows:

The Registration Statement was never declared effective by the Commission.    The Company has notified the Depositary that it no longer wishes to establish an American Depositary Receipt facility for the Shares.   Accordingly, the Depositary will not seek to have the Registration Statement be declared effective.

Since the Registration Statement has not become effective and the Depositary will not seek to have it declared effective, the registrant makes this application to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the

issuance of American Depositary Shares

representing common shares of Telemar

Participações S.A.

By:

The Bank of New York,

  as Depositary

By: /s/ Nuno da Silva

Name:  Nuno da Silva

Title:    Vice President

cc:  Bruce R. Wilde

       Emmet, Marvin & Martin, LLP

       bwilde@emmetmarvin.com